Exhibit 99.2
EXECUTION COPY
Altimo Cooperatief U.A.
- and -
Forrielite Limited
Agreement
- relating to -
the Sale and Purchase of Shares in
VimpelCom Ltd.

This Agreement (the “Agreement”) is made the 3rd day of June 2011
Between:
(1)	Altimo Cooperatief U.A., a cooperative with excluded liability (cooperatie)organized under the laws of the Netherlands registration No. 34344220, whose registered address is at Teleportboulevard 140, 1043EJ Amsterdam, the Netherlands (the “Seller”); and

(2)	Forrielite Limited, a company registered in the Republic of Cyprus, registration No. HE 284188, whose registered address is at Strovolou 124, 1st floor, Flat/Office 103, Strovolos, 2042, Nicosia, Cyprus (the “Purchaser”).
Whereas:
(A)	VimpelCom Ltd. is a company organized and existing under the laws of Bermuda, company number: 43271, whose registered address is at OM2 BLD., Floor 2, Claude Debussylaan 15, Amsterdam P7 1082 MC, the Netherlands (the “Company”).

(B)	the Seller has agreed to sell and the Purchaser has agreed to purchase 123,600,000 convertible preferred shares of par value US$0.001 each (representing 5.9950%) in the issued share capital of the Company, having the rights and being subject to the restrictions set out in the Bye-Laws (hereafter referred to as the “Shares”), on and subject to the terms of this Agreement.
It is Agreed:
1.	Interpretation

1.1	In this Agreement (including its Recitals) the following words and expressions have the meanings respectively set opposite them:

“Business Day” means a day (except a Saturday or Sunday) on which banks are generally open for business in Moscow, Russian Federation, London, England, Amsterdam, Netherlands, Nicosia, Cyprus and Hamilton, Bermuda;

“Bye-Laws” means the Bye-Laws of the Company adopted on 20 April 2010;

“Completion” means completion of the sale and purchase of the Shares pursuant to this Agreement in accordance with its terms;

“Completion Date” means a date which is one Business Day following completion of the process required by the Order to enable the transfer of Shares from the Seller to the Purchaser, unless a later date is agreed by the Parties as the Completion Date;

“Encumbrance” means a charge, debenture, mortgage, pledge, lien, security interest, title retention, assignment, restriction, right of first refusal, option, right of pre-emption or other third party right or interest of any kind, or any other agreement or arrangement having a similar effect, whether granted for the purpose of security or not and “Encumbrances” means all those kinds of right or interest;

“Governmental Authority” means any state or any political subdivision thereof; any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions on behalf of the state or its political subdivision, including, without limitation, any government authority, ministry, agency, department, board, commission or instrumentality and subdivisions thereof; any court, tribunal or arbitrator; and any self-regulatory organization acting on behalf of the state or itself pursuant to the rights granted thereto by applicable Law.

“Group” references mean, unless otherwise stated, a reference to that person, its subsidiary undertakings, its parent undertakings and any other subsidiary undertakings of its parent undertakings;

“Indemnitees” has the meaning specified in clause 7.1 of this Agreement.

“Law” means any federal, state, local or foreign law, statute or ordinance, or any rule, regulation, standard, judgment, order, writ, injunction, ruling, decree or agency requirement of any Governmental Authority.

“Order” has the meaning specified in clause 6.1(e) of this Agreement.

“Parties” means the parties to this Agreement and “Party” means either of them;

“Purchase Price” means US$101,352,000.00 (one hundred one million three hundred fifty two thousand United States dollars);

“Registered Agent” means Wakefield Quin, the registered agent of the Company in Bermuda;

“Relevant Claim” has the meaning specified in clause 7.1 of this Agreement.

“SHA” has the meaning specified in clause 6.2(d) of this Agreement.

“Tax” means:
(a)	all forms of tax, levy, impost, contribution, duty, liability and charge in the nature of taxation and all related withholdings or deductions of any nature; and

(b)	all related fines, penalties, charges and interest,
imposed by a Tax Authority whether directly or primarily chargeable against, recoverable from or attributable to the Company or any other person;

“Tax Authority” means a taxing or other Governmental Authority competent to impose a liability for or to collect Tax;

“Transaction” means the transaction contemplated by this Agreement with respect to the sale by the Seller and the purchase by the Purchaser of the Shares;
1.2	In this Agreement, unless the context otherwise requires:
(a)	references to this Agreement or any other document include this Agreement or such other document as varied, modified or supplemented in any manner from time to time;

(b)	references to recitals, clauses and schedules and sub-divisions of them are references to the recitals and clauses of, and schedules to, this Agreement and sub-divisions of them respectively;

(c)	the expressions “subsidiary undertaking” and “parent undertaking” have the meanings set out in the Companies Act 1985; and

(d)	headings are inserted for convenience only and shall be ignored in construing this Agreement.
1.3	The Recitals to this Agreement form part of it.

2.	Conditions precedent

2.1	The Seller’s obligation to sell Shares under this Agreement and the Purchaser’s obligation to buy such Shares and pay the Purchase Price is conditional upon the satisfaction or waiver in writing by both Parties of the following conditions:
(a)	each of the Seller and the Purchaser shall have passed all necessary corporate resolutions to enter into the Transaction; and

(b)	three clear working days shall have expired after delivery of a signed opinion from a Queen’s Counsel at the English Bar as required pursuant to paragraph 5 of the Order to enable the transfer of Shares from the Seller to the Purchaser.
3.	Sale and purchase of Shares

On and subject to the terms of this Agreement and satisfaction of the condition set forth above, the Seller shall sell, with full title guarantee and free from all Encumbrances, and the Purchaser shall purchase, the Shares, on and with effect from the Completion Date.

4.	Consideration

4.1	The Parties agree that the sole consideration for the transfer of the Shares pursuant to this Agreement is the Purchase Price.

4.2	The Purchase Price will be payable by the Purchaser in accordance with clause 5.1(b)(ii) at Completion.

5.	Completion

5.1	Unless otherwise agreed by the Parties, Completion will take place at the offices of the Seller and on the dates set out as follows:
(a)	On the Completion Date (subject to the conditions set forth in clause 2.1 above being satisfied or waived by the Parties), the Seller will:
(i)	cause to be delivered to the Purchaser copies of its corporate resolutions referred to in clause 2.1(a) above;

(ii)	cause to be delivered to the Purchaser instruments of transfer in respect of the Shares duly completed in favour of the Purchaser; and

(iii)	procure that the Registered Agent provides a certified copy of the register of members reflecting the Transaction to the Purchaser and the Seller and such other persons as the Purchaser or the Seller may nominate.
(b)	On the Completion Date (subject to the conditions set forth in clause 2.1 above being satisfied or waived by the Parties), the Purchaser will:
(i)	cause to be delivered to the Seller copies of its corporate resolutions referred to in clause 2.1(a) above; and

(ii)	pay the Purchase Price into the account of the Seller, details of which must have been notified to the Purchaser at least 3 Business Days prior to Completion, by electronic transfer of funds for same day value.

6.	Warranties

6.1	The Seller warrants to the Purchaser that:
(a)	it has the right, power and authority to enter into, deliver and perform its obligations under this Agreement;

(b)	it has taken all necessary corporate or other action to authorise the execution and delivery by it of, and performance by it of its obligations under, this Agreement;

(c)	this Agreement does not conflict with any provision of its organizational documents and constitutes a valid, legal and binding agreement of the Seller, enforceable against it in accordance with its terms;

(d)	other than as required by the Order, no approval of any Governmental Authority is required in connection with the Seller’s execution, delivery and performance of this Agreement;

(e)	completion of the Transaction will not breach the order made by the High Court of Justice (Queen’s Bench Division, Commercial Court) dated 1 March 2011 binding Telenor East Holding II AS, Altimo Holdings and Investments Ltd., the Seller and the Company (the “Order”);

(f)	the Shares:
(i)	have been properly allotted and issued;

(ii)	are fully paid or are credited as fully paid;

(iii)	are freely convertible into Common Shares (as defined in the Bye-Laws), on a one-for-one basis, subject only to the applicable provisions of the Bye-Laws; and

(iv)	as of the date of this Agreement, represent 5.9950% of the voting shares and issued share capital of the Company.
(g)	the Seller is the sole legal and beneficial owner of the Shares and has the right to transfer the full legal and beneficial interest in the Shares respectively to the Purchaser;

(h)	upon satisfaction of the conditions set forth in clause 2.1(b) above, the Shares will not be affected by any Encumbrance and there are no arrangements or obligations that could result in the creation of any Encumbrance affecting any of the Shares; and

(i)	upon Completion as set forth herein, to the best of the Seller’s knowledge, the Purchaser will acquire full legal and beneficial title to the Shares, free from all Encumbrances.
6.2	The Purchaser warrants to the Seller that:
(a)	upon Completion as set forth herein it will not own in excess of 25.00% of the economic or voting rights of the Company (provided there is no alteration in the Company’s issued share capital);

(b)	it is not a person with annual revenues exceeding US$1.0 billion derived from being a licensed or registered provider of fixed line, broadband and/or mobile telecommunication services in the United States, the former Soviet Union, Europe, Asia, the Middle East, Africa, Latin America and/or globally (such person, a “Telecom Competitor”);

(c)	it does not own or control, directly or indirectly, securities of a Telecom Competitor having more than 50% of the voting power for the election of directors or other governing body of such Telecom Competitor or more than 50% of the partnership or other ownership interest therein (other than as a limited partner of such Telecom Competitor);

(d)	it is not an Affiliate of any Telecom Competitor in which the Telecom Competitor owns or controls, directly or indirectly, securities having more than 50% of the voting power for the election of directors or other governing body of such Affiliate or more than 50% of the partnership or other ownership interests in such Affiliate (other than as a limited partner); where the term “Affiliate” has the meaning provided to it under the Shareholders Agreement dated October 4, 2009 between and among the Company, the Seller, Telenor East Holding II AS (and others) (the “SHA”); and

(e)	it does not beneficially own 25% or more of the outstanding equity or voting interests in any Telecom Competitor falling under sub-paragraph (b), (c) or (d) above.
7.	Indemnity

7.1	The Seller hereby undertakes to indemnify the Purchaser, its affiliates, successors and assigns (together, the “Indemnitees”) in respect of, and hold the Indemnitees harmless against, any and all, liabilities, monetary damages, fines, fees, penalties, interest losses, costs and expenses (including without limitation reasonable attorneys’ fees and expenses), in each case only to the extent actually incurred or suffered by any of the Indemnitees as a result of any third party claim in connection with an alleged breach of the Order or the SHA (a “Relevant Claim”); provided, however, that
(a)	the Seller shall not be liable for any punitive damages, loss of opportunity and/or other indirect or consequential damages of any Indemnitee;

(b)	the Seller shall not be required to indemnify Indemnitees if the third party claim would not have arisen but for, or such claim is increased by reason of (and in this case limited to the increase):
(i)	a breach by the Purchaser of an undertaking, warranty or other provision of this Agreement; or

(ii)	any act, omission, transaction or arrangement carried out by the Purchaser after Completion, other than as requested by the Seller or as required by applicable law; and
(c)	the Purchaser shall not be entitled to recover damages or otherwise obtain reimbursement or restitution in respect of any claim more than once in respect of the same damage, loss or liability suffered.
7.2	In the event of any Relevant Claim, the Purchaser will promptly notify the Seller thereof and permit the Seller, at its election, to assume the defence and control of such Relevant Claim, with its own counsel and at its own expense, provided that the relevant

Indemnitee(s) have a reasonable opportunity, at their election, to participate in that defence. The Indemnitees may not settle, compromise or consent to the entry of any judgment with respect to any Relevant Claim without the prior written consent of the Seller.

8.	Further assurance

8.1	Each Party shall execute and deliver all such instruments and other documents and take all such actions as the Purchaser may from time to time reasonably require in order to give full effect to the provisions of this Agreement.

8.2	The Seller shall use all reasonable efforts to procure that, as soon as practicable, the conditions set forth in clause 2.1(b) above are satisfied and any related processes are completed as may be required to enable the Completion to occur as set forth herein.

9.	Costs

Each Party will pay its own costs and expenses in relation to the negotiation, preparation and implementation of this Agreement (and the documents referred to in it), including the fees and disbursements of their respective legal, accountancy and other advisers.

10.	Entire agreement and variation

10.1	This Agreement contains the entire agreement and understanding of the Parties and supersedes all prior agreements, understandings or arrangements (both oral and written) relating to the subject matter of the Transaction.

10.2	Each Party agrees and acknowledges that it has not relied on, or been induced to enter into this Agreement by, a warranty, statement, representation or undertaking which is not expressly included in this Agreement.

10.3	Neither Party has any claim or remedy in respect of a warranty, statement, misrepresentation (whether negligent or innocent) or undertaking made to it by or on behalf of the other Party in connection with, or relating to, the Transaction, unless it is expressly included in this Agreement.

10.4	Nothing in this clause 10 limits or excludes liability arising as a result of fraud, wilful concealment or wilful misconduct.

10.5	No variation, supplement, deletion or replacement of or from this Agreement or any of its terms is effective unless made in writing and signed by or on behalf of each Party.

11.	Notices

11.1	Method of giving a notice or other communication

A notice, permission or other communication under or in connection with this Agreement must be:
(a)	in writing;

(b)	in English;

(c)	signed by or on behalf of the person giving it; and

(d)	delivered by hand or sent by recorded delivery post or by fax to the relevant Party to the contact, address and fax number set out in clause 11.2 (or if otherwise notified by the relevant person under clause 11.6 to such other contact, address or fax number as has been so notified).
11.2	Addresses

The contact, address and fax number for each Party is (unless otherwise notified under clause 11.6):
(a)	in the case of the Seller, as follows:

Address:	Teleportboulevard 140, 1043EJ Amsterdam, the Netherlands
Fax:	+31 20 6447011
Attention:	Eleonora Jongsma

With a copy to

Address:	Suite 2, 4 Irish Place, Gibraltar
Fax:	+350 200 41 988
Attention:	Franz Wolf
(b)	in the case of the Purchaser, as follows:

Strovolou 124, 1st floor, office 103 Strovolos 2042, Nicosia, Cyprus Fax: +357 22 465 949 Attention: Directors — FORRIELITE LIMITED

with a copy to:

ul. Novocheryemushkinskaya, bldg.62, corp.1, kv.74 Moscow Russia Fax: +7 495 663 3875 Attention: Oleg Kiselev
11.3	Time that notice or communication is deemed given

Unless there is evidence that it was received earlier, a notice or other communication that complies with clause 11.1 is deemed given:
(a)	if delivered by hand, at the time of delivery, except as provided in clause 11.4;

(b)	if sent by recorded delivery post, at 9.00 am (in the delivery location) on the third Business Day after the day of posting; and

(c)	if sent by fax, at the time of its transmission, except as provided in clause 11.4.
11.4	Effect of delivery by hand or fax other than between 9.00am and 6.00pm on a Business Day
(a)	If deemed delivery under clause 11.3 of a notice or other communication delivered by hand or sent by fax occurs before 9.00 am (in the delivery location) on a Business Day, the notice or other communication is deemed delivered at 9.00 am on that day.

(b)	If deemed delivery under clause 11.3 of a notice or other communication delivered by hand or sent by fax occurs after 6.00 pm (in the delivery location) on a Business Day or on a day which is not a Business Day, the notice or communication is deemed to have been given at 9.00 am on the next Business Day.
11.5	Relevant time of day

In this clause, a reference to time is to local time in the country in which the recipient of the notice or communication is located.

11.6	Notification of change in notice details

A Party may notify the other Party of a change to any of the details for it referred to in clause 11.2. The notice must comply with the terms of clause 11.1 and must state the date on which the change is to occur. That date must be on or after the fifth Business Day after the date on which the notice is delivered.

12.	Confidentiality

12.1	Both Parties’ confidentiality obligations

No Party may disclose information relating to the negotiation, existence or provisions of this Agreement unless:
(a)	it has first obtained the other Party’s permission;

(b)	such information is, or prior to such disclosure has become, available to the public other than as a result of an act or omission by such Party; or

(c)	it is permitted to do so under clauses 12.2 or 13.
12.2	Permitted disclosures

Clause 12.1 does not apply to a disclosure of information where:
(a)	the disclosure is required by applicable Law or a competent Govemmental Authority;

(b)	the disclosure is required by a rule of a stock exchange or listing authority on which the shares or other securities in a member of the disclosing Party’s Group (or the Shares) are listed or traded;

(c)	the disclosure is made to the directors, officers or senior employees of a member of the disclosing Party’s Group for the purpose of effecting the Transaction or ensuring compliance with the terms of this Agreement;

(d)	the disclosure is required for the purpose of legal proceedings arising out of this Agreement or the disclosure is required to be made to a Tax Authority in connection with the Tax affairs of a member of the disclosing Party’s Group; or

(e)	the disclosure is made to a professional adviser of the disclosing Party, in which case the disclosing Party is responsible for ensuring that the professional adviser complies with the terms of this clause 12 as if it were a party to this Agreement.
12.3	Consultation required before a permitted disclosure

The Seller or Purchaser may only make a disclosure in the circumstances contemplated by clause 12.2(b), (c) or (e) if, before making the disclosure, it has consulted with the other Party and taken into account the other Party’s requirements as to the timing, content and manner of making the disclosure to the extent it is permitted to do so by applicable Law and to the extent it is reasonably practicable to do so.

13.	Announcements

13.1	Permission of other Party generally required

No Party may:
(a)	make or send; or

(b)	permit another person to make or send on its behalf,
a public announcement or circular regarding the existence or the subject matter of this Agreement unless it has first obtained the other Party’s permission (that permission not to be unreasonably withheld or delayed).

13.2	Circumstances in which permission of other Party is not required

Clause 13.1 does not apply to an announcement or circular which is required by:
(a)	applicable Law or a competent Governmental Authority; or

(b)	a rule of a stock exchange or listing authority on which the shares or other securities in a member of the disclosing person’s Group (or the Shares) are listed or traded.
13.3	Consultation where permission of other Party is not required

A Party that is required to make or send an announcement or circular in the circumstances contemplated by clause 13.2 must, before making or sending the announcement or circular, consult with the other Party and take into account the other Party’s requirements as to the timing, content and manner of making the announcement or sending the circular to the extent it is permitted to do so by applicable Law and to the extent it is reasonably practicable to do so.

14.	Invalidity

If a provision of this Agreement is found to be illegal, invalid or unenforceable, then to the extent it is illegal, invalid or unenforceable, that provision will be given no effect and will be treated as though it were not included in this Agreement, but the validity or enforceability of the remaining provisions of this Agreement will not be affected.

15.	Counterparts

This Agreement may be executed in any number of counterparts, each of which when executed and delivered must be an original, but all of which when taken together will constitute a single instrument.

16.	Third party rights

No person other than a Party may enforce this Agreement by virtue of the Contracts (Rights of Third Parties) Act 1999.

17.	Governing law and Arbitration

17.1	Governing law

This Agreement is governed by and must be interpreted in accordance with English law.

17.2	Arbitration
(a)	Any dispute or difference (a “Dispute”) arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, must be referred to and finally resolved by arbitration under the LCIA Rules, which Rules are deemed to be incorporated by reference into this clause save for any waiver of any rights the Parties would otherwise have to any form of appeal or recourse to a court of law or other judicial authority, which rights are expressly preserved. The number of arbitrators shall be three. The seat of the arbitration shall be London, England. The language of the arbitration shall be English.

(b)	The claimant shall nominate one arbitrator and the respondent shall nominate one arbitrator in accordance with and within the time limits specified in the LCIA Rules. The chairman shall be nominated by the two appointed arbitrators within 15 days of the appointment of the second arbitrator by the LCIA Court, failing which the chairman shall be appointed by the LCIA Court.

(c)	Where a Dispute arises out of or in connection with this Agreement and any other dispute arises out of or in connection with this Agreement, which disputes, in the reasonable opinion of the first arbitral tribunal to be appointed in respect of any of the disputes (the “First Panel”), are so closely connected that it is fair and expedient for them to be resolved in the same proceedings, the First Panel may, upon application by any Party, order that the proceedings to resolve one dispute will be consolidated with those to resolve any other dispute (whether or not proceedings to resolve such other dispute have yet been instituted). If the First Panel so orders, the Parties to each dispute which is a subject of their order will be treated as having consented to that dispute being finally decided:
(i)	by the First Panel, unless the LCIA Court decides that this panel would not be suitable; and

(ii)	in accordance with the procedure specified in this Agreement pursuant to which the First Panel was appointed, unless otherwise agreed by all Parties to the consolidated proceedings or ordered by the First Panel, and each Party hereby waives any right to object to the constitution of the First Panel upon such consolidation on the grounds that it was not entitled to nominate an arbitrator.
17.3	Service of process

A document which starts, or is otherwise required to be served in connection with, any Dispute (a “Process Document”) may be served in the same way as notices in accordance with clause 11. This clause 17.3 does not prevent a Process Document being served in any other manner permitted by applicable Law.

18.	Assignment

18.1	The Purchaser may not assign, transfer or otherwise dispose of in whole or in part its rights under this Agreement.

In witness whereof this Agreement has been entered into the day and year first above written.